EXHIBIT 99.4

Effective May 2005

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE
— TERMS OF REFERENCE

AUTHORITY

The Corporate Governance and Nominating Committee (the Committee”) is charged with the broad responsibility for setting the Corporation’s approach to governance issues, recommending director nominees to the Board of Directors and ensuring the effectiveness of the Board of Directors and senior management.

STRUCTURE

The Committee shall be composed of three (3) directors, each of whom shall be “independent” within the meaning of all applicable securities laws and the rules and regulations of all exchanges and quotation systems on which the Corporation’s securities are listed or quoted for trading (collectively, the “Applicable Securities Laws”), except that the Committee may include one or more members that are not “independent”, if and only to the extent permitted by all Applicable Securities Laws.

Members shall serve two (2) year term and may serve consecutive terms. Members’ terms shall be staggered to ensure continuity.

The Chairperson, who shall be an independent director, shall, in consultation with management, establish the agenda for the meetings with sufficient time for study prior to the meeting.

The Committee shall meet at least twice per year and may call special meetings as required. A quorum at meetings of the committee shall be a majority provided the majority of the quorum shall be independent directors.

The minutes of the Committee meetings shall accurately record the decisions reached and shall be distributed to all directors with copies to the Chief Executive Officer.

RESPONSIBILITIES

1.	Develop and monitor the Corporation’s approach to governance issues, including the Corporation response to corporate governance guidelines set forth by regulatory bodies.

2.	Find, assess and propose, to the Board of Directors, new directors on an ongoing basis. Recommend to the Board, on an ongoing basis, the persons to be nominated for election or re-election as directors of the Corporation (including any persons to be appointed as directors of the Corporation without an election).

3.	Develop a policy with regard to the consideration of director candidates, including whether the Committee will consider any specific, minimum qualifications that the Committee believes must be met by nominees for director, any specific qualities or skills that the Committee believes are necessary for one or more of the Corporation’s directors to possess

4.	Develop in conjunction with the CEO, position descriptions for the Board and the CEO, involving the definition of the limits to management’s responsibilities and authorities.

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Effective May 2005

5.	Assist the CEO and CFO (and any disclosure committee established by the CEO and CFO) with development and monitoring of corporate disclosure policy with respect to communication with shareholders, analysts and the general public.

6.	Develop and monitor insider trading policies.

7.	Establish a process for assessing the performance of the Board, its committees and the individual directors.

8.	Ensure procedures are in place to establish that the Board of Directors functions independent of management.

9.	Review the directors’ adequacy of the directors and officers’ third party liability insurance.

10.	Review the directors’ compensation to ensuring it reflects the directors’ responsibilities and risks.

11.	Establish a system whereby an individual director can engage an outside advisor at the expense of the Corporation in appropriate circumstances with the approval of the appropriate committee.

12.	Make decisions for the Corporation’s response to corporate governance guidelines set forth by all Applicable Securities Laws.

13.	Provide orientation and education to new Board members.

14.	Prior to acceptance, review and approve the outside, corporate directorships of all officers.

REGULATIONS

1.	This Committee, constituted by the Board of Directors, shall have the power, authorities and discretion delegated to it by the Board which shall not include the power to fill vacancies in the Board or the power to change the membership of or fill vacancies in this committee and this committee shall conform to the regulations which may from time to time be imposed upon it by the Board.

2.	The Committee may meet and adjourn, as they deem proper. Questions arising shall be determined by a majority of votes of the members of the committee present, and in the case of an equality of votes, the chairman shall not have a second or casting vote.

3.	A resolution approved in writing by all members of the Committee shall be valid and effective as if it had been passed at a duly called meeting. Such resolution shall be filed with the minutes of the proceedings of the committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

4.	The Committee shall keep regular minutes of its transactions and shall cause them to be recorded in the books kept for that purpose and shall distribute copies to all directors.

5.	The Board shall have the power at any time to revoke or override the authority given to or acts done by the committees except as to acts done before revocation or overriding and to terminate the appointment or change the membership of such committee and to fill vacancies in it.

6.	A majority of the members of the said committee shall constitute a quorum thereof, which quorum is to consist of a majority of independent directors.

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